FOR IMMEDIATE RELEASE

GOLDEN GOLIATH CONTINUES STREAK OF HIGH GRADE

GOLD & SILVER DISCOVERIES AT URUACHIC CAMP

Vancouver, Canada, October 3, 2008 - Golden Goliath Resources Ltd. (TSX.V:GNG) (US:GGTH-F) is pleased to announce that diamond drilling and underground work at it’s 100% owned Uruachic Camp continue to provide encouraging results with the new discovery of a potentially large mineralized structure at San Timoteo and the systematic enlargement of a recently defined gold/silver manto zone at the Company’s Las Bolas target. Early-in drill results at the newly discovered Sucursal structure at San Timoteo have returned gold equivalent values of 5.93 gms/tonne over a core length of 4.6 meters (0.59 Au gms/tonne and 267 Ag gms/tonne) including a gold equivalent value of 14.56 gms/tonne over 1.05 meters (0.46 Au gms/tonne and 705 Ag gms/tonne). Gold equivalent values calculated using a 50:1 silver to gold ratio.

Both San Timoteo and Las Bolas are priority target zones of the Company’s district sized Uruachic Camp property (a 15 km x 25 km region) which surrounds the historic mining village of Uruachic in the mineral rich Sierra Madre mountains of Chihuahua, Mexico.

San Timoteo -

While the majority of the 2008 Summer drilling campaign at San Timoteo has been focused on delineating and expanding the known mineralized structure anchored by the historic San Martin tunnel workings (originally outlined in the Company’s May 22, 2008 and further reported in subsequent releases), the Company has discovered a new precious metal anomalous zone located approximately 750 meters north of San Martin which has been named the Sucursal structure. This new mineralized discovery, which appears to be a large southwest to northeast corridor approximately 80 meters below surface (please see Sucursal drill plan map below) has returned assay values of 11.3 metres of 0.41 gms/tonne gold and 142gms/tonne silver, including a section of 4.61 metres grading 0.59 gms/tonne gold and 267 gms/tonne silver which in turn includes a 1.05 meter section grading 0.46 gms/tonne gold and 705 gms/tonne silver (gold equivalent value of 14.56 gms/tonne Au at a 50:1 silver/gold ratio). Lead (Pb) and Zinc (Zn) assays for SU-08-01 are still pending at this time.

The Sucursal structure is exposed on surface and is open at both depth and to the east with numerous tunnels and evidence of historic workings along strike, including the Las Animas mineralized structure which is located approx 780 m to the west).  The company is waiting for final results for drill holes SU-08-02 (drilled to insersect mineralized zone approx. 70m to the west of SU-08-01) and SU-08-06 (drilled to insersect mineralized zone approx. 50 m to the east of SU-08-01. Preliminary gold assays of SU-08-02 are encouraging. Golden Goliath is currently drilling 50 meter offset drill holes to the east of the Sucursal structure to investigate the open pit minable tonnage potential of the structure.

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Sucursal area drill hole summary

Commenting on the recent activity at Uruachic, Paul Sorbara, CEO for Golden Goliath stated: “We are very excited about our new Sucursal discovery in San Timoteo, and the high grade anomaly we have identified at Frijolar. We see in these two structures the beginnings of what could ultimately result in near surface, bulk mineable deposits.  With each new discovery at Uruachic we are adding to the inventory of known mineralized structures that we plan to incorporate into our inaugural NI 43-101 resource calculation.  Our primary goal going forward from here is to step down the interval distance between successful drill holes within the Las Bolas, San Timoteo, Sucursal and Frijolar structures to National Instrument standards in advance of that resource calculation.”

Apart from drilling, previously reported underground sampling within the San Martin tunnel in 2008 have returned excellent results to date, including: 20 m grading 5.96 gms gold/tonne and 202 gms/tonne silver; 10 m grading 6.72 gms/tonne gold with 142 gms/ tonne silver; and 4.5 m grading 1.01 gms/tonne gold and 1,545 gms/tonne silver (gold equivalent value of 31.91 gms gold/tonne or 1+ oz gold per tonne).

Based on the recommendation of one of Golden Goliath technical consultants, Mr. Ron McMillan Ph.D., P.Geo, the Company plans to initiate further underground sampling and drill programs at San Martin, including 1:100 scale geological mapping, which is already underway. The steep topography of the San Martin tunnel region has limited the effective results of surface drilling due to the long distances needed to be drilled through before reaching the mineralized zones located in and below the tunnel adit level.  Underground drilling from within the tunnel will be much more effective and cost efficient.  Golden Goliath is in the process of sourcing an underground electric drill for this purpose.

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Golden Goliath has received assays for the following San Timoteo drill holes

Las Bolas

At Las Bolas, the Company’s 2008 diamond drill program presently consists of three primary targets: 1) manto structures (on the western side of the 1 km square exploration area, around the old El Manto tunnel); 2) high grade silver bearing Iron Oxides and Manganese clay structures (in the central area including the old Las Bolas and Gambusino mine tunnels) and 3) the Frijolar structure (in the southern part of the area including the Frijolar tunnel, which hosts a 35 metre length section averaging 315 g/t Silver).

In the manto structure target area, twelve diamond drill holes, namely BD-08-03 to BD-08-10 & BD-08-13 to BD-08-16 were drilled into carbonaceous dark lutite manto-like units that have returned high silver and gold grades, with drill hole BD-08-03 grading 9.87 gms/tonne gold and 3,090 gms/tonne silver (gold equivalent of approx. 2.5 oz gold per tonne) over 0.15 metres. Assays for BD-08-01 to BD-08-06 have been previously released (see news release July 24, 2008).

Drill holes BD-08-07 to BDD-08-09 were abandoned prior to reaching the manto level due to drill rods becoming stuck downhole, however BD-08-13 & BD-08-14 did reach the manto target zone and returned anomalous grade assays including 3.23 meters grading 0.47 gms/tonne gold and 222 gms/tonne silver (see table below). BD-08-15, the northern most drill hole on the manto target, was drilled into an intrusive and hence determines the northern limit of the manto mineralized horizon. (Please see diagram below for drill locations).

From the current drilling program the Company has reached the conclusion that the manto horizon is following the topography and is opening to the southeast, however the precious and base metal concentrations increase to the southwest. Management is now focusing future drilling in this southwest direction with the goal of building potentially mineable tonnage. A surface sample recently taken over a width of 1 metre from a manto exposure in this area returned 10.7 gms/tonne gold and 929 gms/tonne silver.  Holes are currently being planned for this area.

On the high grade Las Bolas - Gambusino front, the Company successfully completed diamond drill hole BD-08-19, which tested the northern extension of the Las Bolas Contrapozo (raise). During 2006, chip sampling returned 1,245 gms/tonne silver over 2.2 meters & 4.95 gms/tonne gold over 1.2 meters. The overall weighted average of the 127 chip samples equaled 0.22 gms/tonne gold and 390.28 gms/tonne silver over 179.51 metres (see news release January 19, 2007). Current drill hole BD-08-19 has substantial widths (6m+) of clay seams with Iron Oxide and Manganese (Mn), which have served as a guide to high grade mineralized zones found within the Las Bolas structure. The drill core from these new holes have been logged and are now ready to be shipped to the lab for fire assay of precious and base metal values.

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The continuation of the 2008 drill program will focus on the Las Bolas Gambusino and Frijolar structures, where the 2006 RC drill program had averaged only 54% recovery.  Based on recent findings in this area, Management believes that previous RC drilling could have returned misleadingly low levels of precious metal values, due to very poor recovery rates. This was confirmed by diamond drill hole BD-08-02, which returned a weighted average of 303.5 gm silver/tonne over a core length of 6.2 metres between 57.95 to 64.15 metres in an area where previous RC drilling returned no significant results. Recent surface excavation work in the Frijolar structure area has returned 236 gm silver/tonne over a width of 36 metres.

The Company reports the assays for the following drill holes.

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About Golden Goliath

Golden Goliath Resources Ltd. is a junior exploration company listed on the TSX Venture Exchange (symbol GNG). Assays are done using traditional methods at Inspectorate Labs and Chemex Labs. The Qualified Person for the Uruachic project is J. Paul Sorbara M.Sc., P.Geo.  The Company is focused on exploring and developing the gold and silver potential of an historic mining camp located in the world famous Sierra Madre Occidental Mountains of northwestern Mexico. Unlike most juniors, which have an option to earn an interest in a single property or a few scattered properties in various areas or countries, Golden Goliath controls an entire old mining camp, or district, that covers an area of 15 by 25 kilometres, with numerous past producing gold and silver mines dating back to the time of the Spaniards. Golden Goliath’s Uruachic claims are owned 100% by the Company and are fully paid for with no property option or purchase payments to make.

Forward Looking Statements

The statements made in this news release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections.

To find out more about Golden Goliath visit www.goldengoliath.com.

FOR MORE INFORMATION CONTACT:

Golden Goliath Ltd.

J. Paul Sorbara, M.Sc., P.Geo

President & CEO

Phone: +1(604)-682-2950

Email: jps@goldengoliath.com

Website: www.goldengoliath.com

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